                            SEC file number 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




For the month of January 2003

                       FLETCHER CHALLENGE FORESTS LIMITED
                       ----------------------------------
                (Translation of Registrant's Name Into English)


             8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
             -----------------------------------------------------
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


Form 20-F    A    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No     A
    -----       ---

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333-6526, 333-8932 and 333-12726) and S-8 (File No. 33-97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      FLETCHER CHALLENGE FORESTS LIMITED

Date 17 January 2003
                                      /s/ P M GILLARD
                                      --------------------------
                                      P M GILLARD
                                      SECRETARY


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                           [LOGO] FLETCHER CHALLENGE
                                  FORESTS

                            N E W S   R E L E A S E


       STOCK EXCHANGE LISTINGS:  NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



                   FLETCHER CHALLENGE FORESTS DEFERS DECISION
                           ON EXPORTCO PARTICIPATION


Auckland, 17 January 2003 - Fletcher Challenge Forests confirmed today that it did not intend to participate in the proposed export log marketing venture under discussion with Carter Holt Harvey and the Receivers of the Central North Island Forest Partnership at this stage.

Chief Executive Terry McFadgen said "Whilst we are attracted to the concept of a collaborative marketing entity for export logs, there are many strategic, structural and governance issues to resolve. Inevitably these are complex and in our view require significant additional time to bring to finality. We favour wide consultation across the industry as the next step in the process, to ensure that the proposed venture can achieve its ultimate goals."

Mr McFadgen noted that the Company would maintain a watching brief on developments and would continue a dialogue with Carter Holt Harvey, the Receivers of the Central North Island Forest Partnership, and other interested industry participants.



Ends

_____________________________________________________________________________


To:     BUSINESS EDITOR       From:      Ian Boyd
                                         Chief Operating Officer, New Zealand
                                         FLETCHER CHALLENGE FORESTS

                              Telephone: 64-9-571 9950
                              Mobile:    021-836-730
                              Fax:       64-9-571 9873

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

_____________________________________________________________________________